News Release

B2Gold Corp. Reports Record Second Quarter 2012 Gold Production

Announces Mining Permit Received for the Jabali Central Deposit on La Libertad Property in Nicaragua

Vancouver, October 16, 2012 – B2Gold Corp. (TSX: BTO, OTCQX: BGLPF, NSX: B2G) (“B2Gold” or the “Company”), is pleased to announce its gold production and revenue for the third quarter of 2012. All dollar figures are in United States dollars unless otherwise indicated.

Highlights

  Record gold revenue of $67.1 million
  Record gold production of 42,156 ounces, ahead of budgeted guidance of 39,517 ounces of gold
  Record gold sales of 39,668 ounces
  Mining permit received for the Jabali Central deposit on La Libertad property in Nicaragua

Third Quarter 2012 Gold Production

B2Gold’s consolidated gold production for the third quarter of 2012 from La Libertad and Limon Mines in Nicaragua was a record 42,156 ounces of gold, ahead of budgeted guidance of 39,517 ounces of gold and 5,353 ounces higher than the second quarter production of 36,803 ounces of gold. As previously indicated, gold production is expected to increase each successive quarter of 2012.

La Libertad Mine continued to perform well in the third quarter of 2012, producing 29,441 ounces of gold compared to the second quarter of 25,135 ounces and remains on track to meet full year budgeted guidance of 102,000 to 110,000 ounces of gold. Operations at La Libertad continue to improve with record gold production in the month of September.

The Limon Mine also performed well in the third quarter producing 12,715 ounces of gold compared to 11,668 ounces in the second quarter and remains on track to meet full year budgeted guidance of 48,000 to 50,000 ounces of gold.

Total gold revenue for the third quarter was $67.1 million on sales of 39,668 ounces, compared to $57.3 million on sales of 35,860 ounces in the previous quarter. The average realized gold price in the third quarter was $1,691 per ounce compared to the average quarter spot price of $1,652 per ounce. B2Gold has no gold hedging and no debt.

B2Gold maintains its production and cost guidance for 2012 and is forecasting another record year for gold production in 2012. Consolidated production from La Libertad and Limon Mines is expected to be at the upper end of our budgeted guidance of approximately 150,000 to 160,000 ounces of gold at a cash operating cost of approximately $590 to $625 per ounce.

Cash operating costs are expected to improve and production to increase in 2013 and 2014 over 2012 due to the processing of higher grade ore from the Jabali deposit through the Libertad mill. Consequently, the Company is projecting gold production to increase to approximately 185,000 ounces in 2013 and 200,000 ounces in 2014.

Subject to the closing of the recently announced Transaction with CGA Mining Limited (“CGA”) (see below for details), the Company is expecting production to increase to 385,000 ounces of gold in 2013 and 400,000 ounces in 2014.

Jabali Development Project, La Libertad Property in Nicaragua

B2Gold is pleased to announce that it has received the mining permit, (subject to certain conditions) for the Jabali Central deposit on La Libertad property in Nicaragua. Construction of the main road access to town has now been completed and construction of a private haul road is well underway. Mine infrastructure development will also commence shortly.

The 2012 budget for the development and feasibility of the Jabali deposit is approximately $21 million. This budget is funding the construction of the private haul road for transporting the Jabali deposit ore to the Libertad mill, and for engineering, metallurgical and socio-economic programs. The Company plans to commence the shipping of Jabali ore to the Libertad mill in the first quarter of 2013. Annual gold production at La Libertad is projected to increase to 135,000 ounces in 2013 and to 150,000 ounces in 2014.

At Jabali, the Company plans to expend $4.75 million (an increase of $0.75 million from the initial amount budgeted) to drill 9,280 metres in 2012 to complete infill drilling of the Jabali Antenna Zone and further explore deposits that are open to the east and west.

B2Gold and CGA Sign Merger Implementation Agreement for Business Combination

B2Gold and CGA recently announced that they have entered into a definitive Merger Implementation Agreement (see news release dated September 19, 2012) to combine the two companies at the agreed exchange ratio of 0.74 B2Gold common shares for each CGA share held, which represents a purchase price of approximately C$3.18 per CGA share and a premium of 22% using the 20 day volume weighted average share price of each respective company, and a 26% premium over the CGA closing share price on September 17, 2012 based on the closing price for the B2Gold shares as of such date. The transaction is valued at approximately C$1.1 billion.

The Transaction will be implemented by way of a Scheme of Arrangement under the Australian Corporations Act 2001 (“Scheme”). Upon completion of the Scheme, existing B2Gold shareholders and CGA shareholders will own approximately 62% and 38%, respectively, of the issued common shares of the combined company.

The Transaction is subject to regulatory, Australian Court, shareholder, and third party approvals, together with other customary conditions. Regulatory approvals include approval by the Australian Foreign Investment Review Board, and ASX and TSX approvals in respect of the issue of new B2Gold shares under the Scheme.

A meeting of CGA shareholders to consider the Scheme and a meeting of B2Gold shareholders approving the issuance of B2Gold shares that will be issued in connection with the Scheme, will each be held third week in December. The Scheme is expected to be implemented shortly thereafter.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean	Kerry Suffolk
Vice President, Investor Relations	Manager, Investor Relations
604-681-8371	604-681-8371

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.